FULLER, TUBB, POMEROY & STOKES
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                             OKLAHOMA CITY, OK 73102
G. M. FULLER (1920-1999)                                  TELEPHONE 405-235-2575
JERRY TUBB                                                FACSIMILE 405-232-8384
DAVID POMEROY
TERRY STOKES
     -----

OF COUNSEL:
MICHAEL A. BICKFORD
THOMAS J. KENAN
ROLAND TAGUE
DAN M. PETERS
                                  June 20, 2006




Karen J. Garnett, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC   20549-4561

ATTENTION CHARITO A. MITTELMAN

         Re:      Consolidated Oil & Gas, Inc
                  Form 10-SB
                  Amendment No. 2 filed June 1, 2006
                  File No. 0-51667

Gentlemen:

As counsel to Consolidated Oil & Gas, Inc., I enclose Amendment No. 3 to its Form 10-SB Registration Statement in accordance with the instructions in your letter dated June 14, 2006. The following responses are made to your comments. The responses are keyed to your comments.

We are providing by FedEx, as courtesy copies, three redlined hard copies as well as three hard copies of the filed version of the amendment.

General
-------

1. Important facts that existed with regard to the sales are: The finders that received commissions were not registered brokers (in Texas, "dealers"). However, these persons did not deal directly with the persons that bought the oil and gas interests. The finders only provided names and addresses of potential investors to the issuer. The president of the issuer then contacted the potential investors and made the offers to purchase the securities without assistance from the finders. Not all persons so contacted accepted the offers. The president of the issuer is not a registered dealer.


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Securities and Exchange Commission
June 20, 2006
Page 2


     Section 581-4 of the Texas Securities Act ("the Act") defines "dealer" but then exempts a corporation selling its own securities "if the transaction is within the exemptions contained in Section 5 of the Act."

          Section 581-5 of the Act (Exempt Transactions) provides as follows:

               [T]he provisions of this Act shall not apply to the sale of any security when made in any of the following transaction . . . and the company or persons engaged therein shall not be deemed a dealer within the meaning of the Act . . . :

          Subsection (I) of Section 591-5 provides:

               Provided such sale is made without any public solicitation or advertisements: . . (c) the sale by an issuer of its securities during the period of twelve (12) months ending with the date of the sale in question to not more than fifteen (15) persons (excluding, in determining such fifteen (15) persons, purchasers of securities in transactions exempt under other provisions of this Section 5, purchasers of securities exempt under Section 6 hereof and purchasers of securities which are part of an offering registered under Section 7 hereof), provided such persons purchased such securities for their own account and not for distribution.

     Sales were not made to more than 15 persons during periods ending with the date of any sales in question, and the persons that purchased the oil and gas interests represented that they purchased such securities for their own account and not for distribution (and none have attempted to sell the oil and gas interests they purchased).

     Another subsection of Section 581-5 is available. Subsection Q provides:

          Q. The sales of interests in and under oil, gas or mining leases, fees or titles, or contracts relating thereto, where (1) the total number of sales by any one owner of interests, whether whole, fractional, segregated or undivided in any single oil, gas or mineral lease, fee or title, or contract relating thereto, shall not exceed thirty-five (35) within a period of twelve (12) consecutive months and (2) no use is made of advertisement or public solicitation; provided, however, if such sale or sales are made by an agent for such owner or owners, such agent shall be licensed pursuant to this Act.

     Total sales of oil and gas interests did not exceed 35 within a period of 12 consecutive months, and no use was made of advertising or public solicitation. Under subsection Q, however, the question arises as to whether the president of the issuer is an "agent" of the issuer. Texas Administrative Rule
109.14 (b) provides an answer:


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Securities and Exchange Commission
June 20, 2006
Page 3



     (b) For the purposes of ss.5.Q, an employee of the owner of an oil, gas, or mineral lease, fee, or title may aid such owner/employer in selling interests in such lease, fee, or title and will not be considered an agent required to be licensed under the Act provided all the following conditions are satisfied:
          (1) the employee was not hired for the purpose of offering or selling such securities;
          (2) the employee's activity involving the offer and sale of such securities is strictly incidental to his bona fide primary nonsecurities-related work duties; and
          (3) the employee's compensation is based solely on the performance of such other duties, i.e., the employee does not receive any compensation for offering for sale, selling, or otherwise aiding in the sale of securities.

          All of the conditions of (1), (2) and (3) were met by the president of the issuer.

Management's Discussion and Analysis, page 5
--------------------------------------------

2. We have stated on page 1 in paragraph 2 of the Form 10-SB that the revenues and expenses of the working interest partners are not included in the revenues and expenses of our company. We also state that the working interest partners receive their share of the monthly revenues and that if they experience a loss, they are billed for their share of expenses in excess of revenues. The amount of this receivable is clearly set out as "Joint interest billings" under the receivables section of our balance sheet. To discuss the working interest partners' shares in the MD&A section would confuse any reader of the financial statements, as we have clearly stated that the working interest partners' shares of revenues and expenses are not included in our company's income statements.

Interim Results - 1st Quarter 2006 compared with 1st Quarter 2005, page 6
-------------------------------------------------------------------------

3.   See revisions in the MD&A under "Results of Operations - Sales" on page 6.

4.   See revisions in the "Interim Results - Sales" in the table on page 7.

Liquidity and Sources of Liquidity, page 14
-------------------------------------------

5. We make it very clear in our MD&A under "Liquidity and Sources of Liquidity" that we do not have cash to meet our needs. However, we have added an additional disclosure on page 2 of this Amendment No. 3.

6. We disclose that the note has been extended on page 14 under "Interest Expense" and on page 15 under "Notes Payable." In the page 15 disclosure we also identify the equipment that was purchased, the negative impact the loss of the


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Securities and Exchange Commission
June 20, 2006
Page 4



equipment would have on the business, and the reason for the high interest rate. Finally, we are filing the original Note as Exhibit 10.2 together with a Bill of Sale (which is not filed with the State of Texas under its UCC laws), which was designed by the lender as an alternative to foreclosure.

Description of Property, beginning on page 15
---------------------------------------------

Present Activities, page 18
---------------------------

7. We have filed as Exhibit 10.1 a specimen of the agreements with working interest partners.

Recent Sales of Unregistered Securities, page 26
------------------------------------------------

8. We gave those persons shares of common stock in Consolidated Oil & Gas, Inc. with their purchase of a working interest in a well. The working interest was paid for in cash. The total cash paid for these working interests was $214,750. These persons were friends of the Company, and they provided it seed capital to get started on the projects.

9. See revisions on page 27 that describe the nature of the services rendered of Kyle and Grelle.

Financial Statements and Notes
------------------------------

Note 1.  Company Organization and Summary of Significant Accounting Policies
----------------------------------------------------------------------------

Revenue Recognition of Sale of Leases, pages F-9 - F-10
-------------------------------------------------------

10. See the new first paragraph under "Revenue Recognition of Sale of Leases" on page F-9.

11. EITF 00-21 provides that certain activities may be within the scope of higher-level accounting authority. According to SFAS No. 19, paragraph 47(h) the revenue from the sale of a lease must first be treated as a recovery of cost of the unproved property. We believe that to be a higher authority of accounting literature than EITF 00-21. As explained in our May 31, 2006 response to Comment No. 11, we treat the first investment dollars received as a recovery of the price we paid for the unproved property lease. This amount is identified as the amount we paid to lease the property.

12. See the revisions in captions in the MD&A on pages 5, 6 and 7. Also, see the revision in the caption on the financial statements. It is changed from "Sale of leases" to "Contract drilling revenue."


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Securities and Exchange Commission
June 20, 2006
Page 5


Form 10-QSB for the period ended March 31, 2006
-----------------------------------------------

13.  We have amended our Form 10-QSB to include all applicable revisions.


Please contact the undersigned regarding any questions concerning the above. If there are questions or matters that could be resolved more effectively by telephone, please call me at 405-235-2575. My fax number is 405-232-8384.

                                                     Sincerely,

                                                     /s/ Thomas J. Kenan

                                                     Thomas J. Kenan
                                                     e-mail:  kenan@ftpslaw.com
Enclosure

Copy:    James Carl Yeatman (w/enclosure)
         Douglas A. Newman, C.P.A. (w/enclosure)
         Killman, Murrell & Company P.C. (w/enclosure)